Exhibit 12.1
                     COMPUTATION OF INTEREST COVERAGE RATIO

                                 (In Thousands)




                                   2003            2002             2001
                                ---------       --------         ---------

Adjusted EBITDA                 $ 92,678        $ 84,210         $ 158,959

Interest, net:
Interest expense                  45,026          46,553            44,292
Interest income                   (1,062)           (535)           (1,097)
Interest, net                   $ 43,964        $ 46,018          $ 43,195
                                 =======         ========          =======
Interest Coverage Ratio              2.1             1.8               3.7

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